Exhibit 99.1

ELAN TO PRESENT AT DEUTSCHE BANK 37TH ANNUAL HEALTHCARE CONFERENCE

DUBLIN, IRELAND, APRIL 27, 2012 -- Elan Corporation, plc (NYSE: ELN) announced today that it will present at the Deutsche Bank 37th Annual Healthcare Conference on Tuesday, May 8, 2012 at 10.40 a.m. Eastern Standard Time, 3:40pm Greenwich Mean Time.

Interested parties may access a live audio webcast of the presentation by visiting the Investor Relations section of the Elan website at http://www.elan.com, then clicking on the event icon.  Following the live webcast, an archived version of the presentation will be available at the same URL.

About Elan
Elan is a neuroscience focused biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

For further information:

Media:
Niamh Lyons
Tel: + 353-1-709-4176

Investor Relations:
Chris Burns
Tel: + 800-252-3526

or

David Marshall
Tel: + 353 -1-709-4444